UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

000-30664
(Commission file number)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Moshe Eisenberg, (972) (4) 6048100, Facsimile: (972) (4) 6048300,
E-mail: moshee@camtek.com
(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Item 1.01. Conflict Minerals Disclosure and Report

Camtek Ltd. (the “Company”) has evaluated its current product lines and determined that certain products we manufacture or contract to manufacture may contain tin, tungsten, tantalum and/or gold, which are defined as “conflict minerals”. Accordingly, the Company is filing this disclosure along with a Conflict Minerals Report to disclose the measures we have taken to determine the origin of the conflict minerals used in our products.

Conflict Minerals Disclosure

A copy of Camtek's Conflict Minerals Report for the reporting period from January 1, 2022 to December 31, 2022 is filed as Exhibit 1.01 hereto and is publicly available at www.camtek.com.

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD.

By:	/s/ Moshe Eisenberg
Moshe Eisenberg
Chief Financial Officer

Dated: May 21, 2023